SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


               PUTNAM CALIFORNIA INVESTMENT GRADE MUNICIPAL TRUST
                       (Name of Subject Company (Issuer))

                            MILDRED B. HOREJSI TRUST
                       (Name of Filing Persons (Offerors))

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                    746446103
                      (CUSIP Number of Class of Securities)

                             Stephen C. Miller, Esq.
                            Joel L. Terwilliger, Esq.
                           2344 Spruce Street, Suite A
                             Boulder, Colorado 80302
                                 (303) 442-2156

                                    Copy to:
                              Thomas Stephens, Esq.
                    Bartlit Beck Herman Palenchar & Scott LLP
                         1899 Wynkoop Street, Suite 800
                                Denver, CO 80202
                                 (303) 592-3144
            (Name, Address and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                            Calculation of Filing Fee

    Transaction Valuation*                         Amount of Filing Fee**
 ____________________________                   ____________________________

         $63,985,486                                      $6,847.00

_________________

* Estimated for purposes of calculating the amount of filing fee only. Transaction value derived by multiplying 4,509,649 shares of the subject company (number of shares sought) by $14.16 (the purchase price per share offered by the Mildred B. Horejsi Trust).
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $107 per million of the aggregate amount of the cash offered by the Mildred B Horejsi Trust.

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


    Amount Previously Paid: $0.00                Filing Party:


    Form or Registration Number:                 Date Filed:

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |X|  third-party tender offer subject to Rule 14d-1.

      |_|  issuer tender offer subject to Rule 13e-4.

      |_|  going private transaction subject to Rule 13e-3.

      |_|  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                   SCHEDULE TO

     This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by the Mildred B. Horejsi Trust, an irrevocable grantor trust administered in accordance with Alaska administrative statutes and governed by Alaska trust law (the "Trust"), to purchase up to 100% of the outstanding shares of common stock, par value $0.001 per share (the "shares"), of Putnam California Investment Grade Municipal Trust, a Massachusetts business trust ("PCA"), at a price of $14.16 per share, net to the seller in cash (subject to applicable withholding of United States federal, state and local taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 22, 2007, and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2) hereto, respectively. This Schedule TO is being filed on behalf of the Trust.

     The information set forth in the Offer to Purchase, including Schedules I and II thereto, is hereby incorporated by reference in answer to Items 1 through 11 of this Schedule TO, and is supplemented by the information specifically provided herein. Defined terms used but not otherwise defined herein have the meanings given to them in the Offer to Purchase.

Item 3.    Identity and Background of Filing Persons.

     The Trust and, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy or any of the persons listed on Schedule I to the Offer to Purchase have not been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors). During the past five years, none of the Trust or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy or any of the persons listed on Schedule I to the Offer to Purchase, was a party to a judicial or administrative proceeding during the last five years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of federal or sate securities laws. Mr. Horejsi, Ms. Ciciora, Dr. Sippy and each person listed on Schedule I to the Offer to Purchase are all citizens of the United States.

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

     Except as described in the Offer to Purchase, during the past two years there have not been any negotiations, transactions or material contacts between the Trust, or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy or any of the persons listed on Schedule I to the Offer to Purchase, on the one hand, and PCA or any of its directors, executive officers, or affiliates, on the other hand, that are required to be disclosed pursuant to this item.

Item 8. Interest in Securities of the Subject Company.

     Except as described in the Offer to Purchase, none of the Trust and, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy, or any of the persons listed on Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Trust or Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy or any of the persons listed on Schedule I to the Offer to Purchase, beneficially owns any equity security of PCA; and except as described in the Offer to Purchase, none of the Trust or, to the best knowledge of the Trust, Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy or any of the persons listed on Schedule I to the Offer to Purchase, or any associate or majority-owned subsidiary of the Trust or Badlands, Mr. Horejsi, Ms. Ciciora, Dr. Sippy or any of the persons listed on Schedule I to the Offer to Purchase, has effected any transaction in any equity security of PCA during the past 60 days.

Item 10.    Financial Statements.

     Not applicable.

Item 12.    Exhibits.

          (a)  (1) Offer to Purchase, dated January 22, 2007

               (2)  Letter of Transmittal.

               (3)  Notice of Guaranteed Delivery.

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

               (7) Summary Advertisement, as published in the western edition of the Wall Street Journal on January 22, 2007.

               (8)  Form of press release issued January 22, 2007

               (9) Form of Request for Stockholder List as provided to the Trustees of PCA and dated January 22, 2007

               (10) Form  of  Request  for  Stockholder  List  Pursuant  to Rule
                    14d-5(a) under the Exchange Act of 1934

               (11) Form of  Shareholder  Communications  Insert

               (12) Form of Cover Letter Provided to Shareholders

          (b) (1) Cash Management Account Agreement between the Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          (b) (2) Revolving Line of Credit Between the Trust and the Lola Brown Trust No. 1B

          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable


Item 13. Information Required by Schedule 13E-3.

     Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     Mildred B. Horejsi Trust

                                     By:  Badlands Trust Company, LLC, trustee

                                     By:  /s/ Stephen C. Miller
                                          Name: Stephen C. Miller
                                          Title: President


                                     Dated: January 19, 2007

                                  EXHIBIT INDEX

          (a)  (1) Offer to Purchase, dated January 22, 2007

               (2)  Letter of Transmittal.

               (3)  Notice of Guaranteed Delivery.

               (4)  Letter  to  Brokers,   Dealers,   Commercial  Banks,   Trust
                    Companies and Other Nominees.

               (5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

               (6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

               (7) Summary Advertisement, as published in the western edition of the Wall Street Journal on January 22, 2007.

               (8)  Form of press release issued January 22, 2007

               (9) Form of Request for Stockholder List as provided to the Trustees of PCA and dated January 22, 2007

               (10) Form  of  Request  for  Stockholder  List  Pursuant  to Rule
                    14d-5(a) under the Exchange Act of 1934

               (11) Form of Shareholder Communications Insert

               (12) Form of Cover Letter Provided to Shareholders

          (b) (1) Cash Management Account Agreement between the Trust and Merrill Lynch, Pierce, Fenner & Smith Incorporated.

          (b) (2) Revolving Line of Credit Between the Trust and the Lola Brown Trust No. 1B

          (d)  Not Applicable

          (g)  Not Applicable

          (h)  Not Applicable